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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 9)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

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Item 8.  Additional Information to be Furnished.

     On May 10, 1999, Rental Service Corporation ("RSC") received a letter from Bradley S. Jacobs, Chairman of the Board and Chief Executive Officer of United Rentals, Inc. ("United Rentals"), a copy of which is filed as Exhibit 46 hereto and incorporated by reference herein.

     In addition, on May 10, 1999, United Rentals and its wholly owned subsidiary, UR Acquisition Corporation (together, the "Bidder"), amended and supplemented their complaint (as so amended and supplemented, the "Amended Delaware Complaint") in the action styled UR Acquisition Corporation and United Rentals, Inc. v. Martin R. Reid, et al., C.A. No. 17090. The Amended Delaware Complaint alleges, among other things, (1) breaches of fiduciary duty and the duty of candor owed to RSC's stockholders under Delaware law by the directors on the RSC Board in connection with the Agreement and Plan of Merger, dated as of January 20, 1999 (the "NationsRent Merger Agreement"), between RSC and NationsRent, Inc. ("NationsRent"), and (2) that NationsRent aided and abetted the directors on the RSC Board in the alleged breach of their fiduciary duties.

     The Amended Delaware Complaint seeks, among other things, (1) a determination that the termination amounts payable under certain circumstances pursuant to the NationsRent Merger Agreement and the stock options granted by RSC and NationsRent to each other in connection with the execution of the NationsRent Merger Agreement are unlawful and invalid, (2) a determination that the adoption of and the failure to redeem the rights granted to RSC's stockholders pursuant to the Rights Agreement, dated as of April 16, 1999, between RSC and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, constitutes a breach of the fiduciary duties of the directors on the RSC Board,
(3) an order compelling the RSC Board to approve the Bidder's pending tender offer for all outstanding shares of RSC's common stock for purposes of Section 203 of the General Corporation Law of the State of Delaware, (4) an order requiring RSC and the RSC Board to provide the Bidder with a fair and equal opportunity to acquire RSC, and (5) an order enjoining NationsRent and its employees, agents and all persons acting on its behalf, from aiding and abetting the breach of the duties of the directors on the RSC Board to RSC's stockholders.

     A copy of the Amended Delaware Complaint is filed as Exhibit 47 hereto and incorporated by reference herein.

Item 9.  Material to be Filed as Exhibits.

     46 Letter from Bradley S. Jacobs to John M. Sullivan and Britton H. Murdoch dated May 10, 1999.

     47 First Amended and Supplemental Complaint filed on May 10, 1999 with the Court of Chancery of the State of Delaware in UR Acquisition Corporation and United Rentals, Inc. v. Martin R. Reid, et al., C.A. No. 17090.

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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 1999                       Rental Service Corporation

                                          By: /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer